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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 17, 2002

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland
(Name and address of registrant's principal executive office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated October 17, 2002 and titled: "NOKIA SALES RETURN TO GROWTH WITH STRONG PROFITABILITY"

PRESS RELEASE October 17, 2002

NOKIA SALES RETURN TO GROWTH WITH STRONG PROFITABILITY

        Third-quarter 2002 (IAS) compared with third-quarter 2001:

  •
  Net sales increased 2% to EUR 7 224 million (EUR 7 050 million in 3Q 2001).

  •
  Pro forma operating profit increased by 14% to EUR 1 219 million (EUR 1 071 million); pro forma operating margin increased to 16.9% (15.2%).

  •
  Reported operating profit increased to EUR 859 million (EUR 284 million); reported operating margin increased to 11.9% (4.0%).

  •
  Pro forma adjustments: a one-time charge of EUR 306 million related to outstanding long-term financing to MobilCom and EUR 54 million in goodwill amortization.

  •
  Pro forma earnings per share (diluted) increased to EUR 0.18 (EUR 0.16).

  •
  Reported net profit increased to EUR 610 million (EUR 186 million) and reported earnings per share (diluted) increased to EUR 0.13 (EUR 0.04).

  •
  Operating cash flow in the third quarter was EUR 2.2 billion (EUR 1.4 billion).

JORMA OLLILA, CHAIRMAN AND CEO:

        Nokia's third-quarter results were greatly encouraging, marking a return to top-line growth with pro forma earnings per share at EUR 0.18, ahead of earlier guidance. The strength of this performance speaks very highly for our people and my thanks go to the whole Nokia team.

        In clear demonstration of our strong execution and consistent approach to operational efficiency, we were again able to sustain strong profitability and a very high operating cash flow of EUR 2.2 billion. In mobile phones, pro forma operating profit rose by an outstanding 25%, compared with the third quarter last year, with margins exceeding expectations at a very healthy 22.2%. I am also very satisfied with Nokia's overall market position and market share developments throughout the year.

        Color and multimedia are adding excitement to mobile communications. The handset market is entering a new growth period spurred by the arrival of an increasing number of mass volume products with color and multimedia messaging capability, all enriching the customer experience. Current visibility suggests overall market volume for 2002 will reach our earlier expectations of 400 million units sold.

        Compelling new services and phone features are increasingly moving both business people and consumers from a very large existing subscriber base to upgrade their phones, or even look towards owning more than one device.

        The mobile network infrastructure market remains challenging with continued low investments. However, we have seen significant progress in the third-generation WCDMA rollout. Pre-commercial network launches are underway and manufacturers and operators are completing interoperability testing.

        I have no doubt that wireless wideband technology will become vital for capacity, speed and quality of service, as the industry moves forward at full speed. In September, we demonstrated our first dual-mode WCDMA/GSM phone on a live network. Type approval tests for the Nokia 6650 have been passed and we are ready to begin shipments to operators. We expect the 3G business system to be sufficiently mature to support broad handset shipments within the first half 2003.

        New mobile services are being introduced in the majority of networks. We are more than pleased by the fast-paced take up of multimedia messaging, with over 50 network operators in Europe and Asia already offering multimedia messaging services. This to me is clear indication that digital convergence in mobility has become a reality. Completely new categories of devices, such as phones with integrated cameras, have begun to redefine the scope and scale of the market, greatly expanding Nokia's future potential for growth.

NOKIA THIRD QUARTER 2002 / JANUARY TO SEPTEMBER 2002 FINANCIAL RESULTS

3Q 2002	PRO FORMA—IAS (excludes goodwill amortization and non-recurring items)			REPORTED—IAS
EUR (million)	3Q/2002	3Q/2001	Change (%)	3Q/2002	3Q/2001	Change (%)
Net sales	7 224	7 050	2	7 224	7 050	2
Nokia Mobile Phones	5 633	5 269	7	5 633	5 269	7
Nokia Networks	1 545	1 659	-7	1 545	1 659	-7
Nokia Ventures Organization	89	140	-36	89	140	-36
Operating profit	1 219	1 071	14	859	284	202
Nokia Mobile Phones	1 249	1 002	25	1 226	979	25
Nokia Networks	80	155	-48	-250	-585	57
Nokia Ventures Organization	-25	-72	65	-31	-96	68
Common Group Expenses	-85	-14		-86	-14
Operating margin (%)	16.9	15.2		11.9	4.0
Nokia Mobile Phones (%)	22.2	19.0		21.8	18.6
Nokia Networks (%)	5.2	9.3		-16.2	-35.3
Nokia Ventures Organization (%)	-28.1	-51.4		-34.8	-68.9
Financial income and expenses	30	6		30	6
Profit before tax and minority interests	1 245	1 068	17	885	281	215
Net profit	881	760	16	610	186	228
EPS, EUR
Basic	0.19	0.16	19	0.13	0.04	225
Diluted	0.18	0.16	13	0.13	0.04	225

*
All figures can be found in the tables on pages 7 to 14

January—September, 2002	PRO FORMA—IAS (excludes goodwill amortization and non-recurring items)			REPORTED—IAS
EUR (million)	Jan-Sep/ 2002	Jan-Sep/ 2001	Change (%)	Jan-Sep/ 2002	Jan-Sep/ 2001	Change (%)
Net sales	21 173	22 403	-5	21 173	22 403	-5
Nokia Mobile Phones	16 469	16 448	0	16 469	16 448	0
Nokia Networks	4 455	5 577	-20	4 455	5 577	-20
Nokia Ventures Organization	352	443	-21	352	443	-21
Operating profit	3 765	3 648	3	3 314	2 509	32
Nokia Mobile Phones	3 628	3 169	14	3 559	3 064	16
Nokia Networks	397	819	-52	33	0
Nokia Ventures Organization	-118	-267	56	-135	-482	72
Common Group Expenses	-142	-73		-143	-73
Operating margin (%)	17.8	16.3		15.7	11.2
Nokia Mobile Phones (%)	22.0	19.3		21.6	18.6
Nokia Networks (%)	8.9	14.7		0.7	0
Nokia Ventures Organization (%)	-33.5	-60.3		-38.4	-108.8
Financial income and expenses	104	80	30	104	80	30
Profit before tax and minority interests	3 850	3 719	4	3 399	2 580	32
Net profit	2 701	2 636	2	2 335	1 750	33
EPS, EUR
Basic	0.57	0.56	2	0.49	0.37	32
Diluted	0.56	0.55	2	0.49	0.37	32

*
All figures can be found in the tables on pages 7 to 14

BUSINESS ENVIRONMENT AND FORECASTS

        Nokia's third-quarter sales rose by 2% compared with the third quarter 2001, reaching EUR 7.2 billion. This was in line with company guidance and marked a return to top-line growth. Sales for Nokia Mobile Phones grew a healthy 7% year on year to EUR 5.6 billion, reflecting strong growth in Europe and continued growth in Asia Pacific, partially offset by lower sales in the Americas. In Nokia Networks, sales showed a decline of 7%, compared with the third quarter 2001, reflecting lower-than-expected GSM network investments in Europe and Asia Pacific, while growth in the US continued.

Solid 4Q sales outlook

        Sales for the Nokia Group in the fourth quarter 2002 are anticipated to grow by 2-5% year on year and to be in the range of EUR 8.9 billion to EUR 9.2 billion. Growth is being primarily driven by increasing volume deliveries of the company's very strong product range in mobile phones. Nokia Networks sales estimates include recognition of dual-mode GSM/WCDMA network revenue, assuming the necessary technology milestones are satisfied.

Profitability outlook remains very strong

        Nokia's profitability outlook remains very strong, reflecting the company's execution and operational efficiencies and strong product mix. Fourth quarter pro forma EPS (diluted) is expected to be in the range of EUR 0.23 to 0.25, culminating in a full-year 2002 pro forma EPS (diluted) in the range of EUR 0.79 to EUR 0.81. Pro forma operating margins in the fourth quarter for Nokia Mobile Phones and Nokia Networks are expected to continue at approximately third quarter levels.

Full-year handset market estimate at 400 million

        Nokia reiterates its full-year 2002 handset market volume estimate of 400 million units sold. All regions are estimated to show growth of at least 5%, led by Asia Pacific and Europe and followed by the Americas. GSM continues to be the largest cellular standard globally, with nearly 75% of all new mobile subscribers in 2002 so far estimated to be GSM users.

Mobile phone market share rising year on year

        Nokia's third-quarter mobile phone sales volume increased year on year by about 17% to 37 million units, clearly outpacing growth in overall market volume, which is estimated to have increased by about 13% to around 103 million units. This resulted in an increase in Nokia's market share compared with the third quarter 2001.

        Nokia's market share also increased in Europe and Africa in the third quarter compared with the second quarter 2002. This was more than offset by temporary weakness in the Americas, leading to a slight sequential overall market share decrease. Industry-wide channel inventories decreased during the quarter.

        With the ramp up of new high-volume consumer products and the rise of holiday product campaigns, the company expects fourth-quarter market share to be substantially higher than in the third quarter. For each quarter in 2002, Nokia believes it will achieve a market share increase year on year, leading to a higher full-year market share than in 2001.

Operators preparing for new services

        During the third quarter, investments in GSM infrastructure continued at a low level. However, operators are actively preparing for new advanced services. Notably, more than 50 GSM operators in Europe and Asia have already begun offering multimedia messaging services (MMS).

        Nokia successfully met requisite technology milestones for the start of single-mode WCDMA revenue recognition in the third quarter of EUR 430 million. The company expects to recognize dual-mode GSM/WCDMA revenue in the fourth quarter of approximately EUR 400 million, assuming that the required technology milestones are met.

        At the end of the quarter, Nokia had delivered EDGE-capable GSM network equipment to 23 operators across all GSM frequencies in all continents, supporting the company belief that EDGE technology will be widely deployed.

MobilCom write-off—EUR 306 million

        As outlined in the September mid-quarter update, Nokia has agreed with France Telecom the principle terms of converting Nokia's outstanding receivables from MobilCom. At the same time, the remaining financing commitment to MobilCom of approximately EUR 530 million will not be made available. These arrangements with France Telecom, however, are subject to the overall resolution of the MobilCom situation.

        During the third quarter, the negative impact on Nokia of the MobilCom exposure was EUR 306 million. In an agreement with MobilCom Nokia has ceased all deliveries to them.

Customer financing decreasing

        At the end of September, outstanding long-term customer financing loans totaled EUR 1 334 million (EUR 1 555 million at June 30, 2002), while guarantees given on behalf of third parties totaled EUR 117 million (EUR 121 million at June 30, 2002). In addition, Nokia had financing commitments totaling EUR 1 127 million (EUR 2 542 million at June 30, 2002). Total customer financing (outstanding and committed) stood at EUR 2 578 million (EUR 4 218 million at June 30, 2002).

        Nokia sees that the current industry environment does not require increases in customer financing. Since June 30, 2002, Nokia has in total reduced its customer financing by EUR 1 640 million. No material new customer financing commitments have been added during the last 15 months.

NOKIA MOBILE PHONES

        During the January to September period, Nokia Mobile Phones announced 24 new products and started shipping 25. The company plans both additional new product announcements and rollouts for the current quarter, which will bring the total number of new product shipments for the full year to over 30.

        In the third quarter, Nokia introduced three new models for mass volume consumer segments, all with color displays and MMS capability. The Nokia 3510i GSM model for the European markets, and the equivalent Nokia 3530 for the Asia Pacific markets, are both scheduled for shipment by the holiday season. The Nokia 3650 tri-band GSM model with integrated camera and groundbreaking form factor is scheduled for delivery in the first quarter 2003 in Europe, Asia Pacific and the Americas.

        The company also announced the Nokia 6650, the first 3GPP (Third Generation Partnership Project) compliant mobile phone. Operating both in the GSM 900/1800 frequencies and on WCDMA protocol, it became the first GSM/WCDMA handset able to work in Europe and Asia, including Japan. Type approval tests for the phone have been passed in both Europe and Japan, enabling immediate release of the product for operator tests in live networks. Depending on the opening schedules of WCDMA networks and the maturity of interoperability among networks, services and terminals, the first commercial deliveries of the Nokia 6650 are estimated to start during the first half of 2003.

        In August, Nokia welcomed Samsung to the community of Series 60 licensees, further accelerating the move towards a global interoperable mobile services market. Licensing agreements have now been signed with Samsung, Matsushita and Siemens for the company's Series 60 smartphone software, incorporating key enabling technologies, such as MMS and Java™.

NOKIA NETWORKS

        Nokia reinforced its leading position in third-generation WCDMA networks, signing agreements with J-Phone in Japan for a major expansion of its WCDMA radio-access network and with Vodafone Ireland to become the sole supplier of its WCDMA radio-access and core network.

        Deployments of Nokia's WCDMA networks are continuing. By the end of the quarter, Nokia was rolling out 25 WCDMA networks to customers in 14 countries and had an additional 17 WCDMA system trials underway with other operators.

        At a key 3G event in September, the company announced it had successfully met requisite technology milestones for the start of 3G WCDMA revenue recognition during the third quarter, 2002. With the availability of the commercial software release for WCDMA networks, and the availability of dual-mode commercial phones, operators can now start pilot usage of their networks. In addition, operators are also in a position to enter the network tuning, optimization and application integration phase as necessary steps towards the first network launches expected in late 2002 and early 2003.

        Nokia signed GSM expansion deals with ONE in Austria and Jianxi MCC in China, as well as a contract to supply GSM/GPRS/EDGE networks to TAC in Thailand. The company also announced broadband deals with two Finnish operators as well as TETRA professional mobile radio contracts in Taiwan and Germany.

        Multimedia messaging is off to a good start. Nokia announced deals during the quarter to supply its multimedia messaging solution to 10 operators in Europe and Asia, including being selected as a preferred supplier by Orange for its group-wide MMS.

NOKIA VENTURES ORGANIZATION

        As corporate IT security spending did not grow, sales at Nokia Internet Communications developed slightly below expectations. During the quarter, Nokia Internet Communications' business fundamentals remained sound. The unit maintained its substantial market share, deepened its product portfolio and continued to enjoy healthy gross margins on its products and services. Nokia remains committed to building a leading position in the corporate network security market. Sales of Nokia Home Communications clearly declined, reflecting an industry in transition and a move by the unit towards a more horizontal business model.

NOKIA IN THE THIRD QUARTER 2002 (REPORTED)
(International Accounting Standards (IAS) comparisons given to the third quarter 2001 results unless otherwise indicated)

        Nokia's net sales increased by 2% to EUR 7 224 million (EUR 7 050 million). Sales of Nokia Mobile Phones increased by 7% to EUR 5 633 (EUR 5 269 million). Sales of Nokia Networks decreased by 7% to EUR 1 545 million (EUR 1 659 million). Sales of Nokia Ventures Organization decreased by 36% and totaled EUR 89 million (EUR 140 million).

        Operating profit increased by 202% to EUR 859 million (EUR 284 million), representing an operating margin of 11.9% (4.0%). Operating profit in Nokia Mobile Phones increased by 25% to EUR 1 226 million (EUR 979 million), representing an operating margin of 21.8% (18.6%). Operating loss in Nokia Networks decreased to EUR 250 million (operating loss EUR 585 million), representing an operating margin of -16.2% (-35.3%). Nokia Ventures Organization reported an operating loss of EUR 31 million (operating loss of EUR 96 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 86 million (EUR 14 million). This also includes the impairment of minority investments to the amount of EUR 48 million.

        Financial income totaled EUR 30 million (EUR 6 million). Profit before tax and minority interests was EUR 885 million (EUR 281 million). Net profit totaled EUR 610 million (EUR 186 million). Earnings per share increased to EUR 0.13 (basic) and to EUR 0.13 (diluted), compared with EUR 0.04 (basic) and EUR 0.04 (diluted) in the third quarter 2001.

NOKIA IN JANUARY—September 2002 (REPORTED)
(IAS comparisons given to January—September 2001 results, unless otherwise indicated)

        Nokia's net sales decreased by 5% to EUR 21 173 million (EUR 22 403 million). Sales of Nokia Mobile Phones were flat at EUR 16 469 million (EUR 16 448 million). Sales of Nokia Networks decreased by 20% to EUR 4 455 million (EUR 5 577 million). Sales of Nokia Ventures Organization decreased by 21% and totaled EUR 352 million (EUR 443 million).

        Operating profit increased by 32% to EUR 3 314 million (EUR 2 509 million), representing an operating margin of 15.7% (11.2%). Operating profit in Nokia Mobile Phones increased by 16% to EUR 3 559 million (EUR 3 064 million), representing an operating margin of 21.6% (18.6%). Operating profit in Nokia Networks increased to EUR 33 million (EUR 0 million), representing an operating margin of 0.7% (0%). Nokia Ventures Organization reported an operating loss of EUR 135 million (operating loss of EUR 482 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 143 million (EUR 73 million).

        Financial income totaled EUR 104 million (EUR 80 million). Profit before tax and minority interests was EUR 3 399 million (EUR 2 580 million). Net profit totaled EUR 2 335 million (EUR 1 750 million). Earnings per share increased to EUR 0.49 (basic) and to EUR 0.49 (diluted), compared with EUR 0.37 (basic) and EUR 0.37 (diluted) in January to September 2001.

        The average number of employees during the period from January to September 2002 was 52 963. At September 30, Nokia employed a total of 52 392 people (53 849 people at December 31, 2001).

        At September 30, 2002, net debt-to-equity ratio (gearing) was -52% (-41% at December 31, 2001). During the January to September period, 2002, capital expenditure amounted to EUR 348 million (EUR 820 million).

        On September 30, the Group companies owned 969 840 Nokia shares. The shares had an aggregate par value of EUR 58 190.40, representing 0.02% of the share capital of the company and the total voting rights. The number of issued shares on September 30 was 4 760 795 093 and the share capital was EUR 285 647 705.58.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million (unaudited)

IAS	Pro forma 7-9/02	Pro forma 7-9/01	Reported 7-9/02	Reported 7-9/01
Net sales	7,224	7,050	7,224	7,050
Cost of sales(1)	-4,517	-4,573	-4,531	-4,573
Research and development expenses	-718	-675	-718	-675
Selling, general and administrative expenses	-770	-731	-770	-731
One-time customer finance charges(2)			-292	-714
Adjustment to Dolphin write-off	—	—	—	—
Amortization of goodwill	—	—	-54	-73

Operating profit	1,219	1,071	859	284
Share of results of associated companies	-4	-9	-4	-9
Financial income and expenses	30	6	30	6

Profit before tax and minority interests	1,245	1,068	885	281

Tax	-354	-298	-265	-85
Minority interests	-10	-10	-10	-10

Net profit	881	760	610	186

Earnings per share, EUR
Basic	0.19	0.16	0.13	0.04
Diluted	0.18	0.16	0.13	0.04
Average number of shares (1,000 shares)
Basic	4,754,155	4,701,821	4,754,155	4,701,821
Diluted	4,784,404	4,771,603	4,784,404	4,771,603

Depreciation and amortization, total			330	341

Non-recurring items

(1)
Non-recurring charges of EUR 14 million (MobilCom) in 2002.

(2)
One-time customer finance charges (MobilCom) in 3Q 2002, see page 3.

CONSOLIDATED PROFIT AND LOSS ACCOUNT,EUR million (unaudited)

IAS	Pro forma 1-9/02	Pro forma 1-9/01	Reported 1-9/02	Reported 1-9/01
Net sales	21,173	22,403	21,173	22,403
Cost of sales(1)	-12,813	-14,157	-12,827	-14,228
Research and development expenses	-2,200	-2,235	-2,200	-2,235
Selling, general and administrative expenses(2)	-2,395	-2,363	-2,395	-2,502
One-time customer finance charges(3)			-292	-714
Adjustment to Dolphin write-off(4)	—	—	13	—
Amortization of goodwill	—	—	-158	-215

Operating profit	3,765	3,648	3,314	2,509
Share of results of associated companies	-19	-9	-19	-9
Financial income and expenses	104	80	104	80

Profit before tax and minority interests	3,850	3,719	3,399	2,580

Tax	-1,109	-1,019	-1,024	-766
Minority interests	-40	-64	-40	-64

Net profit	2,701	2,636	2,335	1,750

Earnings per share, EUR
Basic	0.57	0.56	0.49	0.37
Diluted	0.56	0.55	0.49	0.37
Average number of shares (1,000 shares)
Basic	4,745,586	4,696,591	4,745,586	4,696,591
Diluted	4,787,994	4,783,567	4,787,994	4,783,567

Depreciation and amortization, total			965	1,014

Non-recurring items

(1)
Non-recurring charges of EUR 14 million in 3Q 2002 and EUR 71 million from 2Q 2001.

(2)
In 2001, non-recurring charges of EUR 139 million, including EUR 54 million impairment of goodwill, and EUR 24 million gain from the disposal of certain production operations from 2Q 2001.

(3)
One-time customer finance charges (MobilCom) in 3Q 2002, see page 3.

(4)
Positive adjustment of EUR 13 million from 2Q 2002 related to the earlier Dolphin write-off in 3Q 2001.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million (unaudited)

IAS	Pro forma 1-12/01	Reported 1-12/01
Net sales	31,191	31,191
Cost of sales(1)	-19,693	-19,787
Research and development expenses	-2,985	-2,985
Selling, general and administrative expenses(2)	-3,276	-3,443
One-time customer finance charges(3)	—	-714
Impairment of minority investments	—	-80
Impairment of goodwill	—	-518
Amortization of goodwill	—	-302

Operating profit	5,237	3,362
Share of results of associated companies	-12	-12
Financial income and expenses	125	125

Profit before tax and minority interests	5,350	3,475

Tax	-1,478	-1,192
Minority interests	-83	-83

Net profit	3,789	2,200

Earnings per share, EUR
Basic	0.81	0.47
Diluted	0.79	0.46
Average number of shares (1,000 shares)
Basic	4,702,852	4,702,852
Diluted	4,787,219	4,787,219

Depreciation and amortization, total		1,430

Non-recurring items

(1)
Includes non-recurring charges of EUR 71 million from 2Q and EUR 23 million from 4Q.

(2)
Includes non-recurring charges of EUR 85 million from 2Q, including a EUR 24 million gain from the disposal of certain production operations, and a total of EUR 82 million from 4Q.

(3)
Includes one-time customer finance charges from 3Q.

NET SALES BY BUSINESS GROUP, EUR million (unaudited)

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Nokia Mobile Phones	5,633	5,269	16,469	16,448	23,158
Nokia Networks	1,545	1,659	4,455	5,577	7,534
Nokia Ventures Organization	89	140	352	443	585
Inter-business group eliminations	-43	-18	-103	-65	-86

Nokia Group	7,224	7,050	21,173	22,403	31,191

OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million (unaudited)

Pro forma	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Nokia Mobile Phones	1,249	1,002	3,628	3,169	4,648
Nokia Networks	80	155	397	819	1,073
Nokia Ventures Organization	-25	-72	-118	-267	-327
Common Group Expenses	-85	-14	-142	-73	-157

Nokia Group	1,219	1,071	3,765	3,648	5,237

Goodwill amortization	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Nokia Mobile Phones	-23	-23	-69	-70	-92
Nokia Networks	-24	-26	-71	-64	-105
Nokia Ventures Organization	-6	-24	-17	-81	-105
Common Group Expenses	-1	—	-1	—	—

Nokia Group	-54	-73	-158	-215	-302

Non-recurring items	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Nokia Mobile Phones	—	—	—	-35	-35
Nokia Networks	-306	-714	-293	-755	-1,041
Nokia Ventures Organization	—	—	—	-134	-423
Common Group Expenses	—	—	—	—	-74

Nokia Group	-306	-714	-293	-924	-1,573

Reported	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
Nokia Mobile Phones	1,226	979	3,559	3,064	4,521
Nokia Networks	-250	-585	33	—	-73
Nokia Ventures Organization	-31	-96	-135	-482	-855
Common Group Expenses	-86	-14	-143	-73	-231

Nokia Group	859	284	3,314	2,509	3,362

CONSOLIDATED BALANCE SHEET, IAS, EUR million (unaudited)

	30.9.2002	30.9.2001	31.12.2001
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	1,047	837	893
Goodwill	706	1,405	854
Other intangible assets	210	249	237
Property, plant and equipment	2,015	2,601	2,514
Investments in associated companies	64	58	49
Available-for-sale investments	378	350	399
Deferred tax assets	868	629	832
Long-term loans receivable	1,334	814	1,128
Other non-current assets	26	60	6

	6,648	7,003	6,912

Current assets
Inventories	1,725	1,910	1,788
Accounts receivable	4,593	4,832	5,719
Prepaid expenses and accrued income	1,229	1,818	1,480
Short-term loans receivable	508	349	403
Available-for-sale investments	6,345	2,739	4,271
Bank and cash	1,689	1,559	1,854

	16,089	13,207	15,515

Total assets	22,737	20,210	22,427

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Share capital	286	283	284
Share issue premium	2,141	1,997	2,060
Treasury shares	-16	-40	-21
Translation differences	200	287	326
Fair value and other reserves	106	-63	20
Retained earnings	10,599	9,074	9,536

	13,316	11,538	12,205

Minority interests	197	193	196

Long-term liabilities
Long-term interest-bearing liabilities	224	243	207
Deferred tax liabilities	219	81	177
Other long-term liabilities	70	64	76

	513	388	460

Current liabilities
Short-term borrowings	731	782	831
Current portion of long-term debt	1	4	—
Accounts payable	2,968	2,520	3,074
Accrued expenses	2,571	2,751	3,477
Provisions	2,440	2,034	2,184

	8,711	8,091	9,566

Total shareholders' equity and liabilities	22,737	20,210	22,427

Interest-bearing liabilities	956	1,029	1,038
Shareholders' equity per share, EUR	2.80	2.45	2.58

Number of shares (1000 shares) *	4,759,825	4,716,080	4,736,302

*
Shares owned by Group companies are excluded

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (unaudited)

	1-9/2002	1-9/2001	1-12/2001
Cash flow from operating activities
Net profit	2,335	1,750	2,200
Adjustments, total	2,312	2,521	4,132

Net profit before change in net working capital	4,647	4,271	6,332
Change in net working capital	1,465	452	978

Cash generated from operations	6,112	4,723	7,310
Interest received	170	211	226
Interest paid	-34	-138	-155
Other financial income and expenses	75	41	99
Income taxes paid	-1,842	-961	-933

Net cash from operating activities	4,481	3,876	6,547
Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	8	-131	-131
Purchase of non-current available-for-sale investments	-104	-95	-323
Additions in capitalized development costs	-321	-327	-431
Long-term loans made to customers	-497	-756	-1,129
Proceeds from (+), payment (-) of other long-term receivables	1	-20	84
Proceeds from (+), payment (-) of short-term loan receivables	-161	-41	-114
Capital expenditures	-349	-821	-1,041
Proceeds from disposal of Group companies, net of disposed cash	102	—	—
Proceeds from sale of non-current available-for-sale investments	43	103	204
Proceeds from sale of fixed assets	147	230	175
Dividends received	25	27	27

Net cash used in investing activities	-1,106	-1,831	-2,679
Cash flow from financing activities
Proceeds from share issue	75	14	77
Purchase of treasury shares	-12	-21	-21
Capital investment by minority shareholders	26	2	4
Proceeds from long-term borrowings	40	49	102
Repayment of long-term borrowings	-39	—	-59
Proceeds from (+), payment of (-) short-term borrowings	-143	-548	-602
Dividends paid	-1,336	-1,354	-1,396

Net cash used in financing activities	-1,389	-1,858	-1,895

Foreign exchange impact on cash	-90	-72	-43
Net increase in cash and cash equivalents	1,896	115	1,930
Cash and cash equivalents at beginning of period	6,125	4,183	4,183

Cash and cash equivalents at end of period	8,021	4,298	6,113

Change in net fair value of current available-for-sale investments	13	—	12

As reported on balance sheet	8,034	4,298	6,125

NB:    The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, EUR million (unaudited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at December 31, 2000	282	1,695	-157	347	—	8,641	10,808

Effect of adopting IAS 39					-56		-56

Balance at January 1, 2001, restated	282	1,695	-157	347	-56	8,641	10,752

Share issue	1	345					346
Acquisition of treasury shares			-21				-21
Reissuance of treasury shares		-53	138				85
Stock options issued on acquisitions		20					20
Stock options exercized related to acquisitions		-10					-10
Dividend						-1,314	-1,314
Translation differences				52			52
Net investment hedge gains/(losses)				-112			-112
Cash flow hedges and available-for-sale investments					-7		-7
Other increase/decrease, net						-3	-3
Net profit						1,750	1,750

Balance at September 30, 2001	283	1,997	-40	287	-63	9,074	11,538

Balance at December 31, 2001	284	2,060	-21	326	20	9,536	12,205

Share issue	2	73					75
Acquisition of treasury shares			-12				-12
Reissuance of treasury shares			17				17
Stock options exercized related to acquisitions		-15					-15
Tax benefit on stock options exercized		23					23
Dividend						-1,279	-1,279
Translation differences				-106			-106
Net investment hedge gains/(losses)				-20			-20
Cash flow hedges					46		46
Available-for-sale investments					40		40
Other increase/decrease, net						7	7
Net profit						2,335	2,335

Balance at September 30, 2002	286	2,141	-16	200	106	10,599	13,316

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

	GROUP
	30.9.2002	30.9.2001	31.12.2001
Collateral for own commitments
Mortgages	18	10	18
Assets pledged	13	3	4
Collateral given on behalf of other companies
Assets pledged	36	23	33
Contingent liabilities on behalf of Group companies
Other guarantees	393	555	505
Contingent liabilities on behalf of other companies
Guarantees for loans	82	74	95
Leasing obligations	776	1,301	1,246

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million(1) (unaudited)

	30.9.2002	30.9.2001	31.12.2001
Foreign exchange forward contracts(2)(3)	14,492	8,130	20,978
Currency options bought	958	980	1,328
Currency options sold	610	929	1,209
Cash settled equity swaps(4)	131	267	182

NB:

(1)
The notional amounts of derivatives summarized here do not represent amounts exchanged by the parties and, thus are not a measure of the exposure of Nokia caused by its use of derivatives.

(2)
Notional amounts outstanding include positions, which have been closed off.

(3)
Notional amount includes contracts used to hedge the net investments in foreign subsidiaries.

(4)
Cash settled equity swaps are used to hedge risks relating to incentive programs and investments activities.

Closing rate, 1 EUR = 0.971 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by "believe," "expect," "anticipate," "foresee" or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the replacement market and the Company's success in the 3G market; 2) demand for products and services; 3) market acceptance of new products and service introductions; 4) the availability of new products and services by operators; 5) weakened economic conditions in many of the Company's principal markets; 6) pricing pressures; 7) intensity of competition; 8) the impact of changes in technology; 9) consolidation or other structural changes in the mobile communications market; 10) the success and financial condition of the Company's partners, suppliers and customers; 11) the management of the Company's customer financing exposure; 12) the continued success of product development by the Company; 13) the continued success of cost-efficient, effective and flexible manufacturing by the Company; 14) the ability of the Company to source component production and R&D without interruption and at acceptable prices; 15) inventory management risks resulting from shifts in market demand; 16) fluctuations in exchange rates, including, in particular, the fluctuations in the euro exchange rate between the US dollar and the Japanese yen; 17) impact of changes in government policies, laws or regulations; 18) the risk factors specified on pages 10 to 17 of the Company's Form 20-F for the year ended December 31, 2001.

NOKIA
Helsinki—October 17, 2002

For more information:

Lauri Kivinen, Corporate Communications, tel. +358 7180 34495
Ulla James, Investor Relations, tel. +1 972 894 4880
Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com

  •
  Nokia will report 4Q results on January 23, 2003 and plans a mid-quarter update on December 10, 2002.

  •
  Results announcements for 1Q, 2Q and 3Q, 2003 are planned for April 17, July 17 and October 16, respectively.

  •
  The Annual General meeting is expected to be held on March 27, 2003.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2002		Nokia Corporation
	By:	/s/ URSULA RANIN Name: Ursula Ranin Title: Vice President, General Counsel

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NOKIA SALES RETURN TO GROWTH WITH STRONG PROFITABILITY
NOKIA THIRD QUARTER 2002 / JANUARY TO SEPTEMBER 2002 FINANCIAL RESULTS
CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million (unaudited)
CONSOLIDATED PROFIT AND LOSS ACCOUNT,EUR million (unaudited)
CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million (unaudited)
NET SALES BY BUSINESS GROUP, EUR million (unaudited)
OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million (unaudited)
CONSOLIDATED BALANCE SHEET, IAS, EUR million (unaudited)
CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (unaudited)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, EUR million (unaudited)
COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)
NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million(1) (unaudited)
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